SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

Consolidated Financial Statements
September 30, 2011 and 2010
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm		3
Consolidated Balance Sheets		4
Consolidated Statements of Income		6
Consolidated Statements of Cash Flows		8
Consolidated Statements of Changes in Shareholders' Equity		9
Notes to the Consolidated Financial Statements		12

1.	Basis of Financial Statements Preparation	12
2.	Derivative Instruments, Hedging and Risk Management Activities	13
3.	Income Taxes	24
4.	Cash and Cash Equivalents	27
5.	Marketable Securities	28
6.	Inventories	29
7.	Recoverable Taxes	30
8.	Property, Plant and Equipment, Net	31
9.	Petroleum and Alcohol Account - Receivable from Federal Government	32
10.	Financing	32
11.	Financial Income (Expenses), Net	39
12.	Capital Lease Obligations	40
13.	Employees’ Postretirement Benefits and Other Benefits	41
14.	Shareholders’ Equity	42
15.	Commitments and Contingencies	46
16.	Fair Value Measurements	54
17.	Segment Information	55
18.	Acquisition/Sales of Assets and Interests	64

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro - Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of September 30, 2011, the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2011 and 2010. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
November 22, 2011

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2011 and December 31, 2010
Expressed in Millions of United States Dollars

	September 30, 2011	December 31, 2010
Assets	(unaudited)

Current assets
Cash and cash equivalents (Note 4)	17,624	17,633
Marketable securities (Note 5)	11,546	15,612
Accounts receivable, net	11,200	10,572
Inventories (Note 6)	14,636	11,834
Deferred income taxes (Note 3)	413	534
Recoverable taxes (Note 7)	6,685	5,260
Advances to suppliers	627	786
Other current assets	2,068	1,632

	64,799	63,863

Property, plant and equipment, net (Note 8)	220,306	218,567

Investments in non-consolidated companies and other investments	5,266	6,312

Non-current assets
Accounts receivable, net	2,871	2,905
Advances to suppliers	3,007	3,077
Petroleum and alcohol account - receivable from Federal Government
(Note 9)	448	493
Marketable securities (Note 5)	2,924	3,099
Restricted deposits for legal proceedings and guarantees (Note 15 (a))	1,573	1,674
Recoverable taxes (Note 7)	5,067	6,407
Goodwill	182	192
Prepaid expenses	965	516
Other assets	1,548	1,578

	18,585	19,941

Total assets	308,956	308,683

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
September 30, 2011 and December 31, 2010
Expressed in Millions of United States Dollars (except number of shares)

	September 30, 2011	December 31, 2010
Liabilities and shareholders’ equity	(unaudited)

Current liabilities
Trade accounts payable	11,513	10,468
Current debt (Note 10)	10,257	8,960
Current portion of capital lease obligations (Note 12)	76	105
Income taxes payable	1,265	898
Taxes payable, other than income taxes	4,771	5,135
Payroll and related charges	2,362	2,617
Dividends and interest on capital payable (Note 14)	1,407	2,158
Employees’ postretirement benefits obligation - Pension and Health Care (Note 13)	726	782
Other payables and accruals	3,454	2,429

	35,831	33,552
Long-term liabilities
Long-term debt (Note 10)	67,528	60,471
Capital lease obligations (Note 12)	85	117
Employees’ postretirement benefits obligation - Pension and Health Care (Note 13)	13,035	13,740
Deferred income taxes (Note 3)	12,982	12,704
Provision for abandonment	2,854	3,194
Contingencies (Note 15 (a))	673	760
Other liabilities	504	748

	97,661	91,734
Shareholders’ equity
Shares authorized and issued (Note 14 (a))
Preferred share - 2011 and 2010 - 5,602,042,788 shares	45,846	45,840
Common share - 2011 and 2010 - 7,442,454,142 shares	63,914	63,906
Additional paid in capital	(24)	(86)
Retained earnings
Appropriated	54,212	47,147
Unappropriated	19,030	13,758
Accumulated other comprehensive income
Cumulative translation adjustments	(6,437)	13,539
Postretirement benefit reserves adjustments net of tax ((US$1,260) and
(US$1,401) for September 30, 2011 and December 31, 2010, respectively) -
Pension cost and Health Care (Note 13)	(2,446)	(2,719)
Unrealized gains on available-for-sale securities, net of tax	96	124
Unrecognized loss on cash flow hedge, net of tax	(27)	(15)

Petrobras’ Shareholders’ Equity	174,164	181,494

Noncontrolling interest	1,300	1,903

Total shareholders’ equity	175,464	183,397

Total liabilities and shareholders’ equity	308,956	308,683

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2011 and 2010
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month periods ended
	September 30,
	2011	2010

Sales of products and services	138,022	110,407
Less:
Value-added and other taxes on sales and services	(28,227)	(22,343)

Net operating revenues	109,795	88,064

Cost of sales	(67,564)	(51,185)
Depreciation, depletion and amortization	(7,322)	(6,208)
Exploration, including exploratory dry holes	(1,852)	(1,342)
Impairment	(2)	(94)
Selling, general and administrative expenses	(7,513)	(6,502)
Research and development expenses	(1,032)	(736)
Other operating expenses	(2,636)	(3,747)

Total costs and expenses	(87,921)	(69,814)

Operating income	21,874	18,250

Equity in results of non-consolidated companies	111	220
Financial income (Note 11)	3,250	1,479
Financial expenses (Note 11)	(657)	(1,263)
Monetary and exchange variations (Note 11)	(2,322)	311
Other taxes	(316)	(334)

	66	413

Income before income taxes	21,940	18,663

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
September 30, 2011 and 2010
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month periods ended
	September 30,
	2011	2010

Income taxes expenses (Note 3)
Current	(3,268)	(3,158)
Deferred	(1,839)	(1,872)

	(5,107)	(5,030)

Net income for the period	16,833	13,633

Less: Net income (loss) attributable to the noncontrolling interests	198	(345)

Net income attributable to Petrobras	17,031	13,288

Net income applicable to each Petrobras class of shares
Common	9,717	7,683
Preferred	7,314	5,605

	17,031	13,288

Basic and diluted earnings per: (Note 14(c))
Common and Preferred share	1.31	1.51
Common and Preferred ADS	2.62	3.02

Weighted average number of shares outstanding
Common	7,442,454,142	5,090,152,531
Preferred	5,602,042,788	3,713,832,071

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2011 and 2010
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods ended
	September 30,
	2011	2010
Cash flows from operating activities
Net income for the period	16,833	13,633

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	7,322	6,208
Dry hole costs	944	731
Equity in the results of non-consolidated companies	(111)	(220)
Exchange variation, monetary and financial charges	5,724	(384)
Deferred income taxes	1,839	1,872
Other	454	1,104

Working capital adjustments:
Decrease (increase) in assets
Increase in accounts receivable, net	(1,940)	(2,999)
Increase in inventories	(4,190)	(1,188)
Decrease (increase) in advances to suppliers	76	(439)

Increase (decrease) in liabilities
Increase (decrease) in suppliers	2,210	1,676
Increase (decrease) in contingencies	(6)	422
Decrease in taxes payable, net of recoverable taxes	(1,105)	(2,038)
Other	(188)	255

Net cash provided by operating activities	27,862	18,633

Cash flows from investing activities
Additions to property, plant and equipment	(31,785)	(33,394)
Marketable securities and other investments activities	3,956	(8,791)

Net cash used in investing activities	(27,829)	(42,185)

Cash flows from financing activities
Issuance of common and preferred shares	-	27,472
Proceeds from issuance and draw-down of short and long-term debt	17,506	19,417
Payments of short-term and long-term debt	(10,765)	(9,866)
Dividends and interest on shareholders’ equity paid to shareholders and
minority interest	(5,080)	(3,071)

Net cash provided by financing activities	1,661	33,952

Increase in cash and cash equivalents	1,694	10,400
Effect of exchange rate changes on cash and cash equivalents	(1,703)	882
Cash and cash equivalents at the beginning of the period	17,633	16,169
Cash and cash equivalents at the end of the period	17,624	27,451

Supplemental cash flow information:
Cash paid during the period for:
Interest, net of amount capitalized	2,846	599
Income taxes	1,342	2,300
Withholding income tax on financial investments	1,655	1,205
	5,843	4,104
Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation - ASC Topic 410-20	3	46
Acquisition of property, plant and aquipment on credit	5	-
Capital increase with Financial Treasury Bill used for payment of part of the Assignment Agreement	-	39,768
	8	39,814

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
September 30, 2011 and 2010
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods ended September 30,
	2011	2010
Preferred shares
Balance at January 1,	45,840	15,106
Capital increase from capital reserve	-	171
Capital increase from statutory reserve	-	300
Capital increase from undistributed earnings reserve	6	1,580
Capitalization	-	27,357

Balance at September 30,	45,846	44,514
Common shares
Balance at January 1,	63,906	21,088
Capital increase from capital reserve	-	125
Capital increase from statutory reserve	-	219
Capital increase from undistributed earnings reserve	8	1,152
Capitalization	-	39,557

Balance at September 30,	63,914	62,141
Additional paid in capital
Balance at January 1,	(86)	707
Change in the period	62	(489)
Shares issuance costs	-	(242)

Balance at September 30,	(24)	(24)
Accumulated other comprehensive income
Cumulative translation adjustments
Balance at January 1,	13,539	6,743
Change in the period	(19,976)	4,079

Balance at September 30,	(6,437)	10,822
Postretirement benefit reserves adjustments, net of tax - Pension Cost and
Health Care
Balance at January 1,	(2,719)	(1,646)
Change in the period	414	(52)
Tax effect on above	(141)	18

Balance at September 30,	(2,446)	(1,680)

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1,	124	24
Unrealized (losses) gains	(42)	49
Tax effect on above	14	(17)

Balance at September 30,	96	56

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)
September 30, 2011 and 2010
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods ended September 30,
	2011	2010

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1,	(15)	(13)
Change in the period	(12)	(15)

Balance at September 30,	(27)	(28)

Appropriated retained earnings
Capital reserve - fiscal incentive
Balance at January 1,	-	296
Transfer to unappropriated retained earnings	-	(296)

Balance at September 30,	-	-

Legal reserve
Balance at January 1,	6,543	5,419
Transfer from unappropriated retained earnings	281	1,015

Balance at September 30,	6,824	6,434

Undistributed earnings reserve
Balance at January 1,	40,367	30,755
Capital increase	(14)	(2,732)
Other change in the period	6,268	11,766

Balance at September 30,	46,621	39,789

Statutory reserve
Balance at January 1,	237	517
Capital increase	-	(520)
Transfer from unappropriated retained earnings	530	237

Balance at September 30,	767	234

Total appropriated retained earnings	54,212	46,457

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)
September 30, 2011 and 2010
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month periods
	ended September 30,
	2011	2010
Unappropriated retained earnings
Balance at January 1,	13,758	15,062
Net (loss) income attributable to Petrobras	17,031	13,288
Dividends and interest on shareholders’ equity	(4,680)	(3,010)
Appropriation to reserves	(7,079)	(13,018)

Balance at September 30,	19,030	12,322

Petrobras’ shareholders' equity	174,164	174,580

Noncontrolling interests
Balance at January 1,	1,903	1,362
Net (loss) income for the period	(198)	345
Other changes in the period	(405)	527

Balance at September 30,	1,300	2,234

Total shareholders' equity	175,464	176,814

Comprehensive income is comprised as follows:
Net income for the period	16,833	13,633
Cumulative translation adjustments	(19,976)	4,079
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	273	(34)
Unrealized (loss) gain on available-for-sale securities	(28)	32
Unrecognized loss on cash flow hedge	(12)	(15)

Comprehensive income (loss)	(2,910)	17,695
Less: Net comprehensive income (loss) atributable to noncontrolling interests	198	(345)
Comprehensive income (loss) attributable to Petrobras	(2,712)	17,350

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. -Petrobras and its subsidiaries (together referred as “the Company”) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto.

The balance sheet at December 31, 2010, presented for comparison purpose, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2011.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Management reviews its estimates periodically, including those related to oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, fair value of financial instruments, contingencies and income taxes. While the Company uses its best estimates and judgements, actual results could differ from those estimates as further confirming events occur.

Certain prior period amounts have been reclassified to conform to current period presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

1. Basis of Financial Statements Preparation (Continued)

The Company is currently working on discontinuing U.S. GAAP and adopting IFRS, as issued by the IASB, as the basis to prepare and disclose its financial statements for SEC filings purposes for the year ending December 31, 2011, as previously mentioned in its Form 20-F of 2010, filed on May 25, 2011.

Subsequent events to September 30, 2011, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under Section 11 does not extend to the information included herein.

2. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of risks arising from its normal course of business. Such risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

Petrobras’ risk management is performed by means of its Board of Directors pursuant to a corporate policy risk management. In March 2010, regarding the new corporate governance model developed by the Company, the Financial Commitee, in place of the Risk Management Committee, was organized by the Executive Board. Such a Committee is sponsored by the Financial Board and made up of all executive managers from the Financial area, and executive managers of Business can also be called to discuss about specific subjects. Among the Financial Commitee responsibilities, it shall evaluate risk exposures and establish guidelines to measure, supervise and manage the risk concerning the Company's operation. The Board of Directors shall be responsible to decide about those risk management issues.

The risk management policy of Petrobras aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue derivative financial instruments for trading purposes.

a) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivative contracts for speculative purposes.

The Company usually does not use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieve strategic objectives.

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivative contracts entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are certain cargoes traded from import and export operations and transactions between different geographical markets.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Commodity price risk management (Continued)

As a result of the Company’s current price risk management, derivatives are contracted for short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in current period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil products prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), the Intercontinental Exchange, BNP Paribas, Shell (STASCO), Morgan Stanley, BP North America Chicago and Vitol Inc.

The commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets, recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of September 30, 2011, the Company had the following outstanding commodity derivative contracts:

Notional amount in
Commodity Contracts	thousands of bbl*
Maturity in 2011	As of September 30, 2011

Futures and Forward contracts	(10,994)
Option contracts	(7,578)

* A negative notional value represents a sale position.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Commodity price risk management (Continued)

Embedded derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made only at the inception of the contracts. Such derivatives are separated from the host contract and recognized at fair value with changes in fair value recognized in earnings.

Sale of ethanol

Petrobras through its subsidiary, Petrobras International Finance (PifCo), entered into a sales contract of 143,000 m³ per year of ethanol, with Toyota Tsusho Corporation, for ten years subject to renegotiation of prices and termination after the first five years. The sales price formula is based on both quotations: ethanol and naphtha.

Naphtha is an extraneous underlying to the cost and fair value of the asset being sold. The embedded derivative was bifurcated from the host contract and recognized at fair value through earnings.

The Company determined the fair value based on the difference between the spreads for naphtha and ethanol. The market quotations used in the measurement were obtained from the CBOT (Chicago Board of Trade) future market. In accordance with ASC 820, fair value was classified at level 3.

	Notional amount in
	thousands of m3	Fair Value	Maturity

Forward Contract
Long position	715	US$26	2016

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to originating from changes in the levels or volatility of exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variations inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the Brazilian Real and the US dollar or another currency.

The risk management is based on the Company’s net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain of the Company’s obligations.

BR Distribuidora (wholly owned subsidiary) entered into an over the counter contract, not qualified as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The volume of hedge executed for the exports occurring between January and September 2011 represented 59,5% of the total exported by BR Distribuidora. The settlements of the operations that matured between January 1 and September 30, 2011 generated a positive result for the Company of US$7.

The over the counter contract is presented at fair value as either assets or liabilities on the Company’s consolidated balance sheets, recognizing gains or losses in earnings, using market to market accounting, in the period of change.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

As of September 30, 2011, the Company had the following foreign currency derivative contracts, not qualified as hedging accounting:

Foreign Currency	Notional Amount US$ million

Sell USD / Pay BRL	(112)

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is also an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has qualified its cross currency swap as a cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge is expected to be highly effective in achieving to offset cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments qualified as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is presented in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective to offset the variation in the cash flows of the bonds issued in Yens.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of September 30, 2011, the Company had the following cross currency swaps:

Cross Currency Swaps Maturing in 2016%		Notional Amount (Million)

Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the Central Bank of Brazil. The Company currently does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the balance sheet for the nine-month period ended September 30, 2011, is presented as follows:

	Derivatives
In millions of dollars	Asset		Liability
As of September 30,	2011		2011
	Balance Sheet	Fair	Balance Sheet	Fair
	Caption	Value	Caption	Value
Derivatives qualified as hedging
instruments under Codification
Topic 815
Foreign exchange contracts	Other current assets	130		-

Total		130		-

Derivatives not qualified as
hedging instruments under
Codification Topic 815
			Other payables and
Foreign exchange contracts	Other current assets	17	accruals	(14)
			Other payables and
Commodity contracts	Other current assets	93	accruals	(11)

Total		110		(25)

Total Derivatives		240		(25)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the balance sheet for the year ended December 31, 2010 is presented as follows:

	Derivatives
In millions of dollars	Asset		Liability
As of December 31,	2010		2010
	Balance Sheet	Fair	Balance Sheet	Fair
	Caption	Value	Caption	Value
Derivatives qualified as hedging
instruments under Codification
Topic 815
Foreign exchange contracts	Other current assets	115		-
Total		115		-

Derivatives not qualified as hedging
instruments under Codification
Topic 815
			Other payable and
Foreign exchange contracts	Other current assets	2	accruals	-
			Other payables and
Commodity contracts	Other current assets	48	accruals	(42)

Total		50		(42)

Total Derivatives		165		(42)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the P&L caption and amounts of derivative fair values (Continued)

The effect of derivative instruments for the nine-month period ended September 30, 2011, is reflected as follows:

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	P&L caption of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	September 30, 2011		September 30, 2011	September 30, 2011

Foreign
exchange
contracts	7	Financial Expenses	(19)	3

	7		(19)	3

The effect of derivative instruments for the nine-month period ended September 30, 2010, is reflected as follows:

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	P&L caption of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	September 30, 2010		September 30, 2010	September 30, 2010

Foreign
exchange
contracts	20	Financial Expenses	(35)	-

	20		(35)	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the P&L caption and amounts of derivative fair values (Continued)

Derivatives Not Qualified as Hedging Instruments under Codification Topic 815	P&L caption of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		September 30, 2011

Foreign exchange contracts	Financial income/(expenses) net	12
Commodity contracts	Financial income/(expenses) net	(52)

Total		(40)

Derivatives Not Qualified as Hedging Instruments under Codification Topic 815	P&L caption of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		September 30, 2010

Foreign exchange contracts	Financial income/(expenses) net	6
Commodity contracts	Financial income/(expenses) net	23

Total		29

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

3. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the nine-month periods ended September 30, 2011 and 2010.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income taxes expenses recorded in the consolidated statements of income.

	Nine-month periods ended September 30,
	2011	2010

Income before income taxes and noncontrolling interests
Brazil	22,088	17,434
International	(148)	1,229

	21,940	18,663

Tax expense at statutory rates - (34%)	(7,460)	(6,345)

Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(174)	(152)
Tax benefits on interests on shareholders’ equity	1,591	1,023
Foreign income subject to different tax rates	875	227
Tax incentive (1)	95	95
Other	(34)	122

Income taxes expenses per consolidated statement of income	(5,107)	(5,030)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the nine-month period ended September 30, 2011, Petrobras recognized a tax benefit in the amount of US$95 (US$95 on September 30, 2010) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, which have been accounted for under the flow through method.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

3. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income taxes benefits (expenses) attributable to income from continuing operations:

	Nine-month periods ended September 30,
	2011	2010

Income taxes expenses per consolidated statement of income:
Brazil
Current	(3,501)	(2,979)
Deferred	(1,794)	(1,865)

	(5,295)	(4,844)

International
Current	233	(179)
Deferred	(45)	(7)

	188	(186)

Income taxes expenses	(5,107)	(5,030)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

3. Income Taxes (Continued)

The major components of the deferred income taxes accounts in the consolidated balance sheets are as follows:

	September 30, 2011	December 31, 2010

Current assets	413	540
Valuation allowance	-	(5)
Current liabilities	-	(1)

Net current deferred tax assets	413	534

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirement benefit reserves adjustments	1,255	1,458
Tax loss carryforwards	2,669	2,364
Other temporary differences, not significant individually	2,110	801
Valuation allowance	(1,952)	(1,803)

	4,082	2,820

Non-current liabilities
Capitalized exploration and development costs	(12,814)	(11,292)
Property, plant and equipment	(1,072)	(1,597)
Exchange variation	(1,404)	(1,390)
Other temporary differences, not significant individually	(1,419)	(928)

	(16,709)	(15,207)

Net non-current deferred tax liabilities	(12,627)	(12,387)

Non-current deferred tax assets	355	317

Non-current deferred tax liabilities	(12,982)	(12,704)

Net deferred tax liabilities	(12,214)	(11,853)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

3. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation. In Brazil, the main jurisdiction, this period is set for five subsequent fiscal years.

As of and for the nine-month period ended September 30, 2011, the Company did not have any material unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

4. Cash and Cash Equivalents

	September 30, 2011	December 31, 2010

Cash	1,908	1,974
Investments - Brazilian Reais (1)	10,325	7,819
Investments - U.S. dollars (2)	5,391	7,840

	17,624	17,633

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits -DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

5. Marketable Securities

	September 30, 2011	December 31, 2010

Marketable securities classification:
Available-for-sale	2,778	3,162
Trading	11,535	15,395
Held-to-maturity	157	154

	14,470	18,711

Less: Current portion of marketable securities	(11,546)	(15,612)

Long-term portion of marketable securities	2,924	3,099

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of September 30, 2011, Petrobras had a balance of US$2,749 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320.

On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 13). The nominal value of the NTN-Bs is based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupons of 6% p.a., which is paid semi-annually. At September 30, 2011, the balances of the National Treasury Notes - Series B (NTN-B) are measured in accordance to their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

During the nine-month period ended September 30, 2011, Petrobras invested a portion of the resources raised from the Global Offering primarily in Brazilian Treasury Securities with original maturity of more than three months. These securities were classified as trading, in accordance with Codification Topic 320, due to the purpose of selling them in the near term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

6. Inventories

	September 30, 2011	December 31, 2010
Products
Oil products	5,563	3,799
Fuel alcohol	317	286
	5,880	4,085
Raw materials, crude oil mainly	6,694	5,690
Materials and supplies	1,825	2,044
Other	282	69
	14,681	11,888
Current inventories	14,636	11,834
Long-term inventories	45	54

Inventories are stated at the lower of cost or net realizable value. As a result of the decline in the market prices of oil products, the Company recognized a loss of US$397 for the nine-month period ended September 30, 2011 (US$294 for the nine-month period ended September 30, 2010), which was classified as other operating expenses in the consolidated income statement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

7. Recoverable Taxes

Recoverable taxes consisted of the following:

	September 30, 2011	December 31, 2010

Local:
Domestic value-added tax (ICMS) (1)	2,922	3,022
PASEP/COFINS (2)	6,989	6,885
Income tax and social contribution	1,220	1,265
Foreign value-added tax (IVA)	27	42
Other recoverable taxes	594	453

	11,752	11,667

Less: Long-term recoverable taxes	(5,067)	(6,407)

Current recoverable taxes	6,685	5,260

(1) Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset against taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of welfare taxes denominated as PASEP and COFINS, which can be compensated with other federal taxes payable.

The recoverable income tax and social contribution will be offset against future income taxes payable.

Petrobras has plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

8. Property, Plant and Equipment, Net

a) Accounting treatment of Assignment Agreement (“Cessão Onerosa”)

On September 3, 2010, Petrobras entered into an agreement with the Brazilian federal government (Assignment Agreement), under which the government assigned to the Company the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent up to 40 years renewable for more five years upon certain conditions.

The Assignment Agreement provides for a subsequent revision of the volume and the price, based on an independent third party assessment. If the contract parties determine that the value of the rights acquired is higher than the initial purchase price, the Company may either pay the difference to the Brazilian federal government, in which case is expected the recognition of the difference as Property Plant & Equipment (long-term asset), or reduce the total volume acquired under the contract, in which case there would be no impact on the balance sheet. If the contract parties determine that the value of the rights acquired is lower than the initial purchase price, the Brazilian federal government will pay for the difference in cash and/or bonds, dependent of Government Budget conditions and it is expected a reduction of the amount originally recorded as Property Plant & Equipment (long-term asset) by the amount received from the Brazilian federal government.

The agreement also establishes minimum commitments with respect to local acquisition of goods and services from Brazilian suppliers in the exploration stage and in the development stage of production, which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the contract.

The Company will record any adjustment to the acquisition cost, when it is probable and determinable it will pay or receive in the future, amounts as a result of the subsequent revision.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

9. Petroleum and Alcohol Account - Receivable from Federal Government

At September 30, 2011, the balance of the Petroleum and Alcohol Account was US$448 (US$493 on December 31, 2010), which may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account, pursuant to Provisional Measure nº 2,181, of August 24, 2001; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

In order to conclude the settlement of accounts with the Federal Government, Petrobras provided all the information required by the National Treasury Office - STN, seeking to settle all the remaining disputes between the parties.

As Petrobras considers the negotiation process between the parties at administrative level has been exhausted, the Company’s Management decided on judicial collection of the aforementioned credit for settlement of the balance of the Petroleum and Alcohol Account, and in order to do so, it filed a lawsuit in July 2011.

10. Financing

The Company has utilized project financing to continue its development of exploration, production and related projects.

The VIE's associated with the project financing projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

The weighted average annual interest rates on outstanding short-term borrowings were 2.19% and 2.31% at September 30, 2011 and December 31, 2010, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

10. Financing (Continued)

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	Current		Non- current
	September 30,2011	December 31,2010	September 30, 2011	December 31, 2010
Foreign
Financial institutions	7,853	6,381	20,127	17,460
Bearer bonds - Notes	96	587	17,648	11,573
Trust Certificates - Senior/Junior	-	71	43	194
Other	-	2	106	307

	7,949	7,041	37,924	29,534

In Brazil
BNDES	739	1,269	19,511	19,384
Debentures	963	189	519	1,427
FINAME - Earmarked for construction of Bolívia -Brazil gas pipeline	52	42	302	233
Export credit notes	239	66	5,652	6,295
Bank credit certificate	30	32	1,945	2,164
Other	285	321	1,675	1,434

	2,308	1,919	29,604	30,937

	10,257	8,960	67,528	60,471

Interest on debt	679	869
Current portion of long-term debt	3,884	2,883
Current debt	5,694	5,208

Total debt	10,257	8,960

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

10. Financing (Continued)

a) Long-term debt

· Composition of foreign currency denominated debt by currency :

	September 30, 2011	December 31, 2010

Currency
United States dollars	36,083	27,583
Japanese Yen	1,657	1,651
Euro	134	131
Other	50	169

	37,924	29,534

· Maturities of the principal of long-term debt

The long-term portion at September 30, 2011, becomes due in the following years:

2012	1,374
2013	2,628
2014	4,281
2015	4,985
2016 and thereafter	54,260

67,528

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

10. Financing (Continued)

a) Long-term debt (Continued)

The composition of annual interest rates on long-term debt is as follows:

	September 30, 2011	December 31, 2010
Foreign currency
6% or less	29,344	21,900
Over 6% to 8%	7,088	6,285
Over 8% to 10%	1,195	1,219
Over 10% to 12%	36	33
Over 12%	261	97

	37,924	29,534

Local currency
6% or less	4,054	2,426
Over 6% to 8%	16,217	17,932
Over 8% to 10%	1,093	592
Over 10% to 12%	522	9,759
Over 12%	7,718	228

	29,604	30,937

	67,528	60,471

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

10. Financing (Continued)

a) Long-term debt (Continued)

Issuance of long-term debt

The main long-term funding carried out in the period from January to September 2011 is shown in the following table:

a.1) Foreign

Company	Date	US$	Maturity	Description

PifCo	Jan/2011	6,000	2016,2021 and 2041	Global Notes in the amounts of US$2,500, US$2,500 and US$1,000 at rates of 3.875%; 5.375% and 6.75% p.a., respectively.

Charter	Jan/2011	750	2018	Financing obtained from the Standard Shatered, LIBOR plus 1.5% p.a.

PNBV	Mar/2011	650	2015 and 2021

Financing obtained from the Bank of Tokyo-Mitsubish - LIBOR plus 1.25% p.a., in the amount of US$150, and financing from the Bank Santander S.A., HSBC Bank PLC, HSBC Bank USA, N.A. and SACE S.P.A. - LIBOR plus 1.10% p.a., in the amount of US$500.

PNBV	Jun/2011	2,000	2018

Financing obtained from the Bank Santander S.A. Grand Cayman Branch - Libor plus 1.4760% p.a., in the amount of US$1,500, and financing from the Bank of Tokyo-Mitsubish - LIBOR plus 1.30% p.a., in the amount of US$500.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

10. Financing (Continued)

a) Long-term debt (Continued)

a.1) Foreign (Continued)

Company	Date	US$	Maturity	Description

PNBV	Ago/2011	643	2016 and 2023

Financing obtained from the Bank JP Morgan Chase Bank, N.A., Export-Import Bank of the United States - LIBOR plus 0.45% p.a., in the amount of US$300, and from the Bank Citybank Internacional PLC - LIBOR plus 0.85% a.a., in the amount of US$343.

		10,043

a.2) In Brazil

Company	Date	US$	Maturity	Description
CITEPE and Petroquímica Suape	Apr/2011 to Ago/2011	473	2022 and 2023	Financing obtained from BNDES in the amounts of US$320 (CITEPE) and US$153 (Petroquímica Suape) - TJLP plus 1.36% p.a. to 4.5% p.a

Petrobras and REFAP	Jul/2011	652	2022 and 2023	Financing obtained from BNDES earmarked for construction of the Mexilhão platform in the amounts of US$545 - TJLP plus 2.76% p.a. and for implementation of a project in REFAP in the amount of US$107 - TJLP plus 3.26% p.a.

		1,125

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

10. Financing (Continued)

b) Outstanding lines of credit with official credit agencies

b.1) Foreign

		US$
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	LIBOR +2.8% p.a.
PNBV	Citibank International PLC	686	343	343	LIBOR +0.85% p.a.

b.2) In Brazil

		US$
Company	Agency	Contracted	Used	Balance	Description
Transpetro (*)	BNDES and Banco do Brasil	4,856	306	4,550	Program for Modernization and Expansion of the FLEET (PROMEF) - TJLP+2.5% p.a. to national equipment and 3% p.a. to imported equipment.

REFAP	BNDES	598	107	491	Financing obtained from BNDES earmarked for implementation of projects in REFAP in the amount of US$107 - TJLP plus 3.26% p.a.

Petrobras	BNDES	552	545	7	Financing obtained from BNDES earmarked for construction of the Mexilhão platform in the amount of US$545 - TJLP plus 2.76% p.a

Petrobras	Banco do Brasil	270	235	35	Commercial Credit Certificate (FINAME) - 4.5% p.a.

Petrobras	Caixa Econômica Federal	162	-	162	Bank Credit Certificate - Revolving Credit - 110% p.a. of average CDI.

(*) Agreements for conditioned purchase and sale of 41 ships and 20 convoys were entered into with 6 Brazilian shipyards in the amount of US$5,396, where 90% has been financed by BNDES and Banco do Brasil.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

11. Financial Income (Expenses), Net

Financial expenses, financial income, monetary and exchange variations, allocated to income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

	Nine-month periods ended September 30,
	2011	2010
Financial expenses
Loans and financing	(3,649)	(2,837)
Losses on derivative instruments (Note 2)	(147)	(123)
Repurchased securities losses	(15)	(20)
Other	(450)	(521)

	(4,261)	(3,501)
Capitalized interest	3,604	2,238

	(657)	(1,263)
Financial income
Investments	1,363	616
Marketable securities	1,297	282
Gains on derivative instruments (Note 2)	107	152
Clients	225	108
Other	258	321

	3,250	1,479

Monetary and exchange variations	(2,322)	311

	271	527

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

12. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of September 30, 2011, assets under capital leases had a net book value of US$1,980.

The following is a schedule by year of the future minimum lease payments as of September 30, 2011:

2011	44
2012	52
2013	17
2014	17
2015	16
2016 and thereafter	58
Estimated future lease payments	204

Less amount representing interest at 6.2% to 12.0% annual	(43)

Present value of minimum lease payments	161

Less current portion of capital lease obligations	(76)

Long-term portion of capital lease obligations	85

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

13. Employees’ Postretirement Benefits and Other Benefits

The Company sponsors a defined contribution benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. For the nine-month periods ended September 30, 2011, the Company made contributions of US$200 to the defined contribution portion of the variable contribution plan.

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	September 30, 2011			December 31, 2010
	Pension Benefits	Health Care Benefits	Total	Pension Benefits	Health Care Benefits	Total
Current liabilities

Defined-benefit plan	355	337	692	369	374	743
Variable Contribution plan	34	-	34	39	-	39

Employees’ postretirement projected benefits obligation	389	337	726	408	374	782

Long-term liabilities
Defined-benefit plan	5,186	7,593	12,779	5,719	7,889	13,608
Variable Contribution plan	256	-	256	132	-	132
Employees’ postretirement projected benefits obligation	5,442	7,593	13,035	5,851	7,889	13,740

	5,831	7,930	13,761	6,259	8,263	14,522

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	2,877	550	3,427	3,322	609	3,931
Variable Contribution plan	279	-	279	189	-	189
Tax effect	(1,073)	(187)	(1,260)	(1,194)	(207)	(1,401)

Net balance recorded in shareholders’ equity	2,083	363	2,446	2,317	402	2,719

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

Net periodic benefit cost includes the following components:

	As of September 30,
	2011			2010
	Pension Plans			Pension Plans

	Defined-Benefits	Variable Contribution	Health Care Benefits	Defined-Benefits	Variable Contribution	Health Care Benefits

Service cost-benefits earned during the period	158	133	99	188	67	88
Interest cost on projected benefit obligation	2,505	34	627	2,319	26	588
Expected return on plan assets	(2,238)	(15)	-	(1,974)	(13)	-
Amortization of net actuarial loss	43	8	21	47	7	1
	468	160	747	580	87	677

Employees’ contributions	(161)	(10)	-	(174)	(20)	-

Net periodic benefit cost	307	150	747	406	67	677

At September 30, 2011, the balances of the Financial Commitment Agreements, signed in 2008 by the Company and Petros, totaled US$2,748, on which US$67 in interest falls due in 2011.

14. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at September 30, 2011 and at December 31, 2010 consisted of 7,442,454,142 common shares and 5,602,042,788 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares or vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The relation between the ADS and shares of each class is of 2 (two) shares for one ADS.

Current Brazilian law requires that the Federal Government retains ownership of 50% plus one share of the Company’s voting shares.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

14. Shareholders’ Equity (Continued)

a) Capital (Continued)

 a.1) Capital increase with reserves in 2011

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011 approved the capital increase for the Company from US$109,746 (R$205,357) to US$109,760 (R$ 205,380), through capitalization of part of undistributed earnings reserve established in 2010 in the amount of US$14 (R$23), in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6.404/76.

b) Dividends and interest on shareholders’ equity

b.1) Dividends and interest on shareholders' equity - fiscal year 2010

The Annual General Shareholders’ Meeting of April 28, 2011 approved dividends referring to 2010 in the amount of US$6,780, which includes interest on shareholders’ equity in the total amount of US$5,857, as follows:

Portion	Date of board of directors approval	Shareholders’ positions	Payment date	US$ million
1st Portion of Interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd Portion of Interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd Portion of Interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th Portion of Interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th Portion of Interest on shareholders’ equity	02.25.2011	03.21.2011	03.31.2011	1,308

Dividends	02.25.2011	04.28.2011	06.27.2011	923

				6,780

The portions of the interest on shareholders’ equity distributed in advance in 2010 and 2011 were discounted from the proposed dividends for this year and restated by the SELIC rate from the date of their payment up to December 31, 2010. The dividend was monetarily restated from December 31, 2010 until the date of payment, in accordance with the variation of the SELIC rate.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

14. Shareholders’ Equity (Continued)

b) Dividends and interest on shareholders’ equity (Continued)

 b.2) Interest on shareholders’ equity - fiscal year 2011

The Company’s Board of Directors approved distribution in advance of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, as follows:

Portion	Date of board of directors approval	Shareholders’ positions	Payment date	US$ million
1st Portion of Interest on shareholders’ equity	04.29.2011	05.11.2011	05.31.2011	1,602

2nd Portion of Interest on shareholders’ equity	07.22.2011	08.02.2011	08.31.2011	1,671
			Up to
3rd Portion of Interest on shareholders’ equity	10.28.2011	11.11.2011	12.31.2011	1,407

				4,680

This interest on shareholders’ equity will be deducted from the dividends to be distributed on the closing of fiscal year 2011. The amount of interest on shareholders’ equity will be monetarily restated, according to the variation of the SELIC rate from the date of effective payment until the end of 2011.

The interest on shareholders’ capital is subject to the levy of income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

14. Shareholders’ Equity (Continued)

c) Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month periods ended September 30,
	2011	2010

Net income for the period attributable to Petrobras	17,031	13,288
Less priority preferred share dividends	(2,282)	(2,221)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(3,031)	(3,044)

Remaining net income to be equally allocated to common and preferred shares	11,718	8,023

Weighted average number of shares outstanding:
Common	7,442,454,142	5,090,152,531
Preferred	5,602,042,788	3,713,832,071

Basic and diluted earnings per:
Common and preferred share	1.31	1.51
Common and preferred ADS	2.62	3.02

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising from its normal course of business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, or environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation - Legal proceedings provisioned

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising from its normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals to provide sufficiently for losses that are considered probable and reasonably estimable.

At September 30, 2011 and December 31, 2010, the respective amounts accrued by type of claims are as follows:

	September 30,	December 31,
	2011	2010

Labor claims	164	119
Tax claims	332	361
Civil claims	152	214
Commercials claims and other contingencies	25	66

Total long-term contingencies	673	760

As of September 30, 2011 and December 31, 2010, in accordance with Brazilian law, the Company had US$1,573 and US$1,674 respectively, into federal deposit accounts to provide for certain claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses

The relevant changes in contingent liabilities related to principal proceedings, disclosed in the Company’s consolidated financial statements as of December 31, 2010, are described below:

b.1) Processes included in the period

•   Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the non payment of ICMS/Tax Substitution on the purchase of natural gas used for the production of electric power that will be sold to the distributors. There is a state decree that authorizes payment of the tax directly by the distributor. The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as September 30, 2011 is US$141.

•   Plaintiff: Brazilian Federal Revenue Department

Brazilian Federal Revenue Department filed a Tax Assessment against the Company in connection with the collection of IOF (Tax on financial operations) due on “foreign credit” loans made during 2006. No decision handed down in the lower court. The maximum exposure for the Company, including monetary restatement, as September 30, 2011 is US$209.

•   Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with the withdrawal of collection of ICMS and fine on imports (Temporary Admission - Drilling Rig - Admission in São Paulo - Clearance in Rio de Janeiro). Closed at the administrative level. A tax debt annulment action was filed, where advance relief was granted to suspend the demandability of the tax credit, without an offer of collateral. Ruling handed down in favor of Petrobras, upholding the request made in the annulment action. The decision is not yet final. The maximum exposure for the Company, including monetary restatement, as September 30, 2011 is US$849.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses (Continued)

b.1) Processes included in the period (Continued)

•   Special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimbá, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields- Campos Basin

This special participation was established by Brazilian Petroleum Law 9478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields. The method used by Petrobras to calculate the special participation due for the abovementioned fields is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

On February 7, 2011, Petrobras received notice from ANP, which instituted an administrative process and established payment of new sums of money considered to be owed for the period between the first quarter of 2005 and the first quarter of 2010, referring to amounts that had been underpaid by the concessionaire.

On February 22, 2011, Petrobras presented a defense for the administrative process, requesting that the notice of infraction be considered invalid, since the facts which ANP used as a basis for concluding on the irregularity of the payment of the Special Participation do not correspond to the reality.

The assessment was upheld in the first instance. The Company filed an administrative appeal which is awaiting a hearing.

The maximum updated exposure for Petrobras as at September 30, 2011 is US$304.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses (Continued)

b.2) Processes disclosed previously and updated to September 30, 2011

• Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the LNG transfer operations in the ambit of the centralizing establishment from the ICMS taxation. Unfavorable administrative decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval of the appeal. The Company filed a tax debt annulment action with a petition for advance relief which, through the presentation of guarantee insurance, was granted with suspension of demandability of the tax credit. The maximum exposure for the Company, including monetary restatement, as September 30, 2011 is US$1,325.

•   Plaintiff: National Agency for Petroleum, Natural Gas and Biofuel - ANP

Fine for non-compliance with minimum exploration programs - “Rodada Zero”. The execution of the fines is suspended through an injunction, pursuant to records of the suit lodged by Petrobras. Through a civil suit, the Company is claiming recognition of its credit resulting from article 22, paragraph 2 of the Petroleum Law, requesting the offsetting of the eventual debt that Petrobras may have with ANP. Both the legal processes, which are being handled jointly, are in the evidentiary stage.

The maximum exposure including monetary restatement for Petrobras as of September 30, 2011 is US$332.

•   Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax on foreign remittances of payments related to charter of vessels of movable platform types for the years 1999 through 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses (Continued)

b.2) Processes disclosed previously and updated to September 30, 2011 (Continued)

•   Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels (Continued)

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, which denied approval. The Company considers that it applied the prevailing tax legislation correctly, which is why it will resort to judicial means to pursue its defense. The maximum exposure including monetary restatement for Petrobras as of September 30, 2011 is US$2,505.

•   Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to Termorio equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

On August 15, 2006, Termorio filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renowned institute. On October 11, 2007, the 1st Panel of Judgment dismissed the assessment. The Federal Revenue Department filed an ex-officio appeal to the Taxpayers’ Council of Porto Alegre - in the state of Rio Grande do Sul. Notices heard on September 2, 2011, when the appeal was partially approved by majority and only the fine of administrative control was reduced. Awaiting publication of the court decision. The maximum exposure including monetary restatement for Petrobras as of September 30, 2011, is US$307.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses (Continued)

b.2) Processes disclosed previously and updated to September 30, 2011 (Continued)

•   Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which was denied approval. As soon as it is summoned, Petrobras will examine the possibility of filing motions to stay the execution of the respective court decision, with requests for filing of a special appeal to the Superior Chamber of Tax Appeals. The maximum exposure for Petrobras, including monetary restatement, as of September 30, 2011 is US$660.

•   Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Linhares, Marataízes, Vila Velha and Vitória

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature on offshore services. Petrobras withheld the service tax of any nature; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03. The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion, only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and filed an appeal. In the municipality of Linhares it was considered to have grounds in the first instance. Petrobras filed a spontaneous appeal, which was denied, thus upholding the official notification. The Company is evaluating the judicialization. The maximum exposure for the Company, including monetary restatement, as of September 30, 2011 is US$862.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses (Continued)

b.2) Processes disclosed previously and updated to September 30, 2011 (Continued)

•   Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with termination of collection of ICMS and a fine for importing and non-compliance with an accessory obligation. Temporary admission - Drilling rig -Admission in Sao Paulo - Customs clearance in Rio de Janeiro (ICMS agreement 58/99). The lower court considered the assessment to have grounds. The decision was upheld at the second instance. Awaiting a hearing at the second administrative level of the ordinary appeal filed by the Company. The maximum exposure for the Company, including monetary restatement, as of September 30, 2011 is US$1,117.

•   Plaintiff: Finance and Planning Department of the Federal District

Federal District finance authorities filed a Tax Assessment against the Company in connection with payment of ICMS due to omission on exit (Inventories). The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal, which was considered void. The Company is awaiting the publication of the decision in order to assess eventual judicialization. The maximum exposure for the Company, including monetary restatement, as of September 30, 2011 is US$83.

•   Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of September 30, 2011 is US$92 related to AMAR, US$104 related to Instituto Ambiental do Paraná and US$3,499 to the Federal and State of Paraná Prosecutors.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (Continued)

b) Proceedings classified as possible losses (Continued)

b.3) Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total as at September 30, 2011 is broken down as follows: US$166 for civil actions, US$571 for labor actions and US$767 for tax actions.

c) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on its operations or cash flows.

d) Asset contingencies

d.1) Recovery of maintenance costs –Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), resorted to arbitration abroad against Kellogg, Brown Root, LLC (KBR), to obtain compensation for maintenance costs carried out on flexible lines of the Barracuda and Caratinga field, in the period covered by contractual guarantee.

On September 21, 2011, the Court of arbitration ruled in favor of BCLC, definitively, condemning KBR to indemnify it in the amount of US$183, pleaded in the arbitration, plus internal costs of Petrobras in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the definitive decision, Petrobras recognized the amount of US$183 in non-current assets.

d.2) Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil suit against the Federal government referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the respective paragraph 1 of article 3 of Law 9718/98 is unconstitutional.

On November 18, 2010, the Superior Court of Justice considered the action by Petrobras, filed in 2006 to recover the COFINS for the period from January 2003 to January 2004, as justified. After res judicata, Petrobras recognized the amount of US$186, restated by the Selic rate until September 2011, as recoverable taxes in non-current assets.

At September 30, 2011, the Company had US$1,246 related to these suits which are not yet reflected in the interim financial statements due to the absence of a definitive favorable decision.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

16. Fair value Measurements

The Company’s debt including project financing obligations, resulting from Codification Topic 810 consolidation amounted to US$67,528 at September 30, 2011, and had an estimated fair value of US$69,182.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at September 30, 2011, was:

	Fair Value

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	14,313	-	-	14,313
Foreign exchange derivatives (Note 2)	17	130	-	147
Commodity derivatives (Note 2)	64	3	26	93

Total assets as of September 30, 2011	14,394	133	26	14,553
Total assets as of December 31, 2010	18,572	118	32	18,722

Liabilities
Commodity derivatives (Note 2)	(6)	(5)	-	(11)
Foreign currency derivatives	-	(15)	-	(15)

Total liabilities as of September 30, 2011	(6)	(20)	-	(26)
Total liabilities as of December 31, 2010	(40)	(2)	-	(42)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information

The following presents the Company’s assets by segment:

	As of September 30, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	International (see separate disclosure)	Distribution	Corporate (1)	Eliminations	Total
Current assets	5,310	20,024	2,422	138	3,532	4,231	35,443	(6,301)	64,799
Cash and cash equivalents	-	-	-	-	-	-	17,624	-	17,624
Other current assets	5,310	20,024	2,422	138	3,532	4,231	17,819	(6,301)	47,175
Investments in non-consolidated
companies and other investments	3	2,567	652	777	924	220	123	-	5,266
Property, plant and equipment, net	129,563	51,298	22,912	301	9,973	2,648	3,611	-	220,306
Non-current assets	3,833	3,434	1,564	5	2,398	653	7,059	(361)	18,585
Total assets	138,709	77,323	27,550	1,221	16,827	7,752	46,236	(6,662)	308,956

(1) As of 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

	As of September 30, 2011
	International
	Exploration	Refining,
	and	Transportation	Gas &
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Current assets	1,227	1,988	267	438	64	(452)	3,532
Investments in non-consolidated
companies and other investments	627	34	172	6	(30)	115	924
Property, plant and equipment, net	8,799	881	244	431	191	(573)	9,973
Non-current assets	2,630	325	61	72	1,418	(2,108)	2,398
Total assets	13,283	3,228	744	947	1,643	(3,018)	16,827

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

	As of December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	International (see separate Disclosure)	Distribution	Corporate(1)	Eliminations	Total
Current assets	3,473	16,305	2,904	121	3,279	4,196	38,895	(5,310)	63,863
Cash and cash equivalents	-	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	121	3,279	4,196	21,262	(5,310)	46,230
Investments in non-consolidated companies and other investments	296	3,056	813	688	1,078	257	124	-	6,312
Property, plant and equipment, net	129,913	46,844	24,725	356	9,519	2,730	4,480	-	218,567
Non-current assets	3,511	3,282	1,465	10	2,294	346	9,033	-	19,941
Total assets	137,193	69,487	29,907	1,175	16,170	7,529	52,532	(5,310)	308,683

(1) As of 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

	As of December 31, 2010
	International
	Exploration and Production	Refining Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Current assets	1,132	1,778	250	443	68	(392)	3,279
Investments in non-consolidated companies and other investments	713	31	152	41	141	-	1,078
Property, plant and equipment, net	8,067	1,036	256	425	136	(401)	9,519
Non-current assets	2,336	292	105	65	1,309	(1,813)	2,294
Total assets	12,248	3,137	763	974	1,654	(2,606)	16,170

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	International (see separate disclosure)	Distribution	Corporate (1)	Eliminations	Total
Net operating revenues derived from third parties	387	60,652	6,408	29	9,666	32,653	-	-	109,795
Inter-segment net operating revenues	54,755	28,827	985	198	2,825	585	-	(88,175)	-
Net operating revenues	55,142	89,479	7,393	227	12,491	33,238	-	(88,175)	109,795
Cost of sales	(19,883)	(91,171)	(3,567)	(244)	(9,243)	(30,561)	-	87,105	(67,564)
Depreciation, depletion and amortization	(4,842)	(814)	(623)	(22)	(627)	(172)	(222)	-	(7,322)
Exploration, including exploratory dry holes	(1,598)	-	-	-	(254)	-	-	-	(1,852)
Impairment	-	-	-	-	(2)	-	-	-	(2)
Selling, general and administrative expenses	(346)	(2,365)	(616)	(48)	(664)	(1,685)	(1,879)	90	(7,513)
Research and development expenses	(565)	(166)	(58)	(9)	-	(4)	(230)	-	(1,032)
Other operating expenses	(268)	(305)	(185)	(27)	(523)	41	(1,417)	48	(2,636)
Costs and expenses	(27,502)	(94,821)	(5,049)	(350)	(11,313)	(32,381)	(3,748)	87,243	(87,921)
Operating income (loss)	27,640	(5,342)	2,344	(123)	1,178	857	(3,748)	(932)	21,874
Equity in results of non-consolidated companies	(2)	(31)	154	4	(42)	4	24	-	111
Financial income (expenses), net	-	-	-	-	-	-	271	-	271
Other taxes	(33)	(36)	(54)	-	(71)	(21)	(101)	-	(316)
Income (loss) before income taxes	27,605	(5,409)	2,444	(119)	1,065	840	(3,554)	(932)	21,940
Income tax benefits (expense)	(9,386)	1,828	(778)	43	(171)	(284)	3,325	316	(5,107)
Net income (loss) for the period	18,219	(3,581)	1,666	(76)	894	556	(229)	(616)	16,833
Less: Net income (loss) attributable to the noncontrolling interests	8	7	(6)	-	(7)	-	196	-	198
Net income (loss) attributable to Petrobras	18,227	(3,574)	1,660	(76)	887	556	(33)	(616)	17,031

(1) As of 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

	Nine-month period ended September 30, 2011
	International
	Exploration and Production	Refining Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Net operating revenues derived from third parties	733	4,831	392	3,702	-	8	9,666
Inter-segment net operating revenues	2,786	1,643	35	25	-	(1,664)	2,825
Net operating revenues	3,519	6,474	427	3,727	-	(1,656)	12,491
Cost of sales	(972)	(6,133)	(341)	(3,457)	-	1,660	(9,243)
Depreciation, depletion and amortization	(537)	(43)	(12)	(20)	(15)	-	(627)
Exploration, including exploratory dry holes	(254)	-	-	-	-	-	(254)
Impairment	(2)	-	-	-	-	-	(2)
Selling, general and administrative expenses	(130)	(101)	(8)	(209)	(219)	3	(664)
Research and development expenses	-	-	-	-	-	-	-
Other operating expenses	(202)	(285)	7	15	(58)	-	(523)
Costs and expenses	(2,097)	(6,562)	(354)	(3,671)	(292)	1,663	(11,313)
Operating income (loss)	1,422	(88)	73	56	(292)	7	1,178
Equity in results of non-consolidated companies	(44)	5	3	2	(8)	-	(42)
Other taxes	(38)	(3)	(1)	(5)	(24)	-	(71)
Income (loss) before income taxes	1,340	(86)	75	53	(324)	7	1,065
Income tax benefits (expense)	(156)	(1)	(63)	(7)	56	-	(171)
Net income (loss) for the period	1,184	(87)	12	46	(268)	7	894
Less: Net income (loss) attributable to the noncontrolling interests	-	-	-	-	(7)	-	(7)
Net income (loss) attributable to Petrobras	1,184	(87)	12	46	(275)	7	887

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

	Nine-month period ended September 30, 2010

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	International (see separate disclosure)	Distribution	Corporate (1)	Eliminations	Total

Net operating revenues derived from third parties	217	48,358	5,242	14	7,725	26,508	-	-	88,064
Inter-segment net operating revenues	39,293	23,815	639	205	2,022	539	-	(66,513)	-

Net operating revenues	39,510	72,173	5,881	219	9,747	27,047	-	(66,513)	88,064

Cost of sales	(14,981)	(66,623)	(3,963)	(200)	(6,965)	(24,708)	-	66,255	(51,185)

Depreciation, depletion and amortization	(4,093)	(758)	(351)	(17)	(645)	(158)	(187)	1	(6,208)
Exploration, including exploratory dry holes	(1,026)	-	-	-	(316)	-	-	-	(1,342)
Impairment	-	-	(44)	-	(50)	-	-	-	(94)
Selling, general and administrative expenses	(302)	(2,152)	(591)	(27)	(630)	(1,313)	(1,591)	104	(6,502)
Research and development expenses	(357)	(126)	(82)	-	(3)	(3)	(165)	-	(736)
Other operating expenses	(841)	(846)	(172)	(21)	(196)	(41)	(1,614)	(16)	(3,747)

Costs and expenses	(21,600)	(70,505)	(5,203)	(265)	(8,805)	(26,223)	(3,557)	66,344	(69,814)

Operating income (loss)	17,910	1,668	678	(46)	942	824	(3,557)	(169)	18,250

Equity in results of non-consolidated companies	91	1	115	(5)	17	-	1	-	220
Financial income (expenses), net	-	-	-	-	-	-	527	-	527
Other taxes	(109)	(37)	(15)	(1)	(65)	(13)	(94)	-	(334)

Income (loss) before income taxes	17,892	1,632	778	(52)	894	811	(3,123)	(169)	18,663

Income tax benefits (expense)	(6,052)	(555)	(226)	16	(142)	(277)	2,149	57	(5,030)

Net income for the period	11,840	1,077	552	(36)	752	534	(974)	(112)	13,633

Less: Net income attributable to the noncontrolling interests	103	(37)	8	-	(57)	-	(362)	-	(345)

Net income (loss) attributable for Petrobras	11,943	1,040	560	(36)	695	534	(1,336)	(112)	13,288

(1) As of 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

	Nine-month period ended September 30, 2010
	International
	Exploration	Refining
	and	Transportation	Gas &
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Net operating revenues derived from third parties	510	3,838	372	2,985	-	20	7,725
Inter-segment net operating revenues	2,178	1,580	30	26	-	(1,792)	2,022
Net operating revenues	2,688	5,418	402	3,011	-	(1,772)	9,747
Cost of sales	(634)	(5,016)	(307)	(2,774)	-	1,766	(6,965)
Depreciation, depletion and amortization	(531)	(60)	(14)	(21)	(19)	-	(645)
Exploration, including exploratory dry holes	(316)	-	-	-	-	-	(316)
Impairment	-	(50)	-	-	-	-	(50)
Selling, general and administrative expenses	(130)	(101)	(6)	(188)	(207)	2	(630)
Research and development expenses	-	(2)	-	-	(1)	-	(3)
Other operating expenses	(19)	(200)	7	7	10	(1)	(196)
Costs and expenses	(1,630)	(5,429)	(320)	(2,976)	(217)	1,767	(8,805)
Operating income (loss)	1,058	(11)	82	35	(217)	(5)	942
Equity in results of non-consolidated companies	26	10	-	4	(23)	-	17
Other taxes	(34)	(2)	(1)	(2)	(26)	-	(65)
Income (loss) before income taxes	1,050	(3)	81	37	(266)	(5)	894
Income tax benefits (expense)	(181)	(3)	(2)	(4)	48	-	(142)
Net income for the period	869	(6)	79	33	(218)	(5)	752
Less: Net income attributable to the noncontrolling interests	-	-	(1)	-	(56)	-	(57)
Net income (loss) attributable for Petrobras	869	(6)	78	33	(274)	(5)	695

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

17. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2011 and 2010 are as follows:

	Nine-month periods
	ended September 30,
	2011	2010

Exploration and Production	14,859	17,610
Refining, Transportation & Marketing	12,562	10,147
Gas & Power	1,668	3,084
International
Exploration and Production	1,404	1,473
Refining, Transportation & Marketing	145	56
Distribution	22	26
Gas & Power	30	7
Others	8	5
Distribution	431	256
Biofuels	185	37
Corporate	471	693

	31,785	33,394

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

18. Acquisition/Sales of Assets and Interests

a) Business combination

•   Acquisition of Gás Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A.- Gaspetro acquired 100% of the shares of Gas Brasiliano Distribuidora S.A. “GBD”, by US$271. The appraisal of the fair value of the assets and liabilities has not been concluded and, therefore, preliminarily, a goodwill of US$12 was recognized.

The transaction was authorized by the São Paulo regulatory agency in April 2011 and the addendum to GBD's concession agreement was signed in July 2011, complying with the conditions established in the agreement entered into with Ente Nazionale Idrocarburi S.p.A. (ENI) in 2010.

GBD holds the concession for the natural gas distribution service in the northwest region of the State of São Paulo. The concession agreement began in December 1999 with duration of 30 years and may be renewed for another 20 years.

b) Acquisition of interests in affiliated companies

•   BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A., S.L., acquired 50% of the capital of BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A, through payment of US$27 and a contribution of US$31 referring to an interest in BSBIOS Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A. (MARIALVA). The remaining payment will be made after the conclusion of a due diligence, limited to the total of the transaction of US$108.

c) Acquisition of noncontrolling interest

•   Innova S.A.

As from March 31, 2011, Petrobras now holds 100% of the capital of Innova, a petrochejmical company located in the industrial park of Triunfo in the State of Rio Grande do Sul, previously indirectly controlled by Petrobras Argentina (Pesa). The amount of the transaction was US$332, with the payment of US$228 in April of 2011 and US$104 due on October 30, 2013, restated by 12 month LIBOR as from the date of signing of the share purchase agreement (SPA). This transaction resulted in a decrease of US$54 in the equity attributable to the shareholders of Petrobras, as a result of the decrease in the non-controlling interest in this venture.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

18. Acquisition/Sales of Assets and Interests (Continued)

c) Acquisition of noncontrolling interest (Continued)

•   Purchase option and merger of Companhia Mexilhão do Brasil - “CMB”

On January 12, 2011, Petrobras exercised its purchase option for 100% of the shares of the Variable Interest Entity (“VIE”), Companhia Mexilhão do Brasil - “CMB”, as contractually established. In accordance with ASC 810, this acquisition resulted in an increase in equity attributable to Petrobras, as “Additional paid in capital”, in the amount of US$72.

On April 4, 2011, the merger of CMB by Petrobras was approved in the Special Shareholders' General Meeting as it is the most efficient way of dissolving the company and absorbing its assets.

d) Sale of assets and other information

•   Cia Energética Suape II

Petrobras holds a 20% interest in Energética Suape II S.A., the purpose of which is the construction of a thermoelectric power station in Cabo de Santo Agostinho, in the state of Pernambuco with an output 380 of MW. The remaining 80% interest is held by Nova Cibe Energia S.A.

On May 31, 2011, Petrobras deposited US$31 for the shares not subscribed by Nova Cibe, for which the exercise of the purchase option occurred on May 5, 2011, as established in the Suape II Shareholders' Agreement.

Petrobras recorded the deposit as a right to acquisition of an equity interest under “Investments”, until the resolution of the conflict in a seat of arbitration.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

18. Acquisition/Sales of Assets and Interests (Continued)

d) Sale of assets and other information (Continued)

•   Albacora Japão Petróleo Ltda.

On May 6, 2011, Petrobras exercised its purchase option for the oil production assets of VIE Albacora Japão Petróleo Ltda for the amount of US$6 thousand. As from this purchase option, the VIE ceased to be consolidated in Petrobras, due to compliance with the related contractual obligations.

•   Sale of the San Lorenzo Refinery and part of the distribution network in Argentina

On May 2, 2011, the Company sold refining and distribution assets in Argentina to Oil Combustibles S.A. for a total amount of US$102, according to an agreement signed in 2010. The transaction is subject to the approval of the Argentine regulatory agency and comprised a refinery located in San Lorenzo in the province of Santa Fé, a fluvial plant and a fuel trading network connected to this refinery, (approximately 360 sales points and associated wholesaler clients), as well as inventories of oil and oil products.

•   BRF Biorefino de Lubrificantes S.A.

On March 21, 2011, Petrobras Distribuidora S.A. established BRF Biorefino de Lubrificantes S.A, the shareholding interest of which is 49%. The purpose of BRF is the construction of building, and operation of the used or contaminated lubricant oil refining plant in the State of Rio de Janeiro.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except as otherwise indicated)
(Unaudited)

18. Acquisition/Sales of Assets and Interests (Continued)

d) Sale of assets and other information (Continued)

•   Logum Logística S.A.

On March 1, 2011, the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement, which composition of shareholding is as follows: Petrobras - 20%; Copersucar S.A. - 20%; Cosan S.A. Indústria e Comércio - 20%; Odebrecht Transport Participações S.A. - 20%; Camargo Correa Óleo e Gás S.A. - 10% and Uniduto Logística S.A. - 10%.

Logum Logística S.A. will be responsible for the construction of a comprehensive multimodal logistics system for ethanol transport and storage, the development and operation of the system which will involve polyducts, waterways, highways and coastal shipping.

•   Operations in Ecuador

On July 26, 2010, the new hydrocarbon law in Ecuador, established, the obligatoriness of migration introduced of the November 24, 2010, exploration before agreements entered into to service agreements.

Petrobras Argentina S.A. (PESA), through its subsidiary Sociedade Ecuador TLC S.A., held a 30% interest in the exploration agreements for block 18 and the unified Palo Azul field, located in the Oriente basin of Ecuador, and decided not to accept the final proposal to migrate its agreements to the new contractual model, thus it is the responsibility of the Ecuadorian Government to indemnify the investments made in those exploration blocks.

The Company disagrees with the criteria established for the indemnification of the amounts invested and, although it is not renouncing its rights, it recognized a loss in an amount equivalent to US$53, due to the uncertainties involving the process.

PESA has a ship-or-pay agreement entered into with Oleoducto de Crudos Pesados Ltd (OCP) for transporting oil in Ecuador, in force since 2003 with an effective term of 15 years. On account of the commitments assumed for the transport capacity contracted and not used, at September 30, 2011, the Company has a liability in the amount equivalent to US$77.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.